June 9, 2006

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: MacDermid, Incorporated
Form 10-K for the year ended December 31, 2006
Form 8-K dated April 27, 2006
Form 10-Q for the quarterly period ended March 31, 2006
File No. 1-13889

Dear Mr. Moran:

We (MacDermid, Incorporated) have reviewed the Staff’s comments on our Form 10-K for the year ended December 31, 2005 and Form 10-Q for the period ended March 31, 2006 and have the following responses. To facilitate your review, we have repeated the Staff’s comments followed by our responses.

The company acknowledges that:

▪	The company is responsible for the adequacy and accuracy of the disclosure in the filing
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
▪	The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures
1.  Reference is made to your responses to prior comments 1 and 2 in our letter dated May 5, 2006. Please refer to SEC Release No. 33-8238 which changed the evaluation date for disclosure controls and procedures to “as of the end of the period covered by the quarterly or annual report.” A particular day need not be specified.

Response:

Our future filings under Form 10-K and Form 10-Q will not specify a particular day.

Form 10-Q for the period ended March 31, 2006

Financial Statements

Note 1 - Basis of Presentation

2. Please revise to identify the “certain” accounts impacted and explain the nature of the reclassifications.

Response:

We will amend our March 31, 2006 Form 10-Q to reflect the following:

Certain amounts in the prior period have been restated to conform to current period presentation including the December 31, 2005 balance sheet accounts of Goodwill, Intangibles, Total Assets, Accumulated other comprehensive (loss) income, Total shareholders’ equity and Total liabilities and shareholders’
equity and the March 31, 2005 foreign currency translation adjustment. Below are tables that present the balances that have been restated from previously reported amounts due to a correction of an error in accounting for the Company’s historical goodwill and intangible balances:

Balance Sheet Items	December 31, 2005 balance, as reported	Restatement Adjustments	December 31, 2005 balance, restated
Goodwill	$ 236,532	$ 6,403	$ 242,935
Intangibles, net	40,128	788	40,916
Accumulated Other Comprehensive (Loss) Income	(10,242)	7,191	(3,051)
Total Assets	812,736	7,191	819,927
Total Shareholders’ Equity	331,886	7,191	339,077
Total Liabilities and Shareholders’ Equity	812,736	7,191	819,927

Other Comprehensive Income	March 31, 2005 balance, as reported	Restatement Adjustments	March 31, 2005 balance, restated
Foreign currency translation adjustment	$ (6,779)	$ (2,819)	$ (9,598)
Comprehensive income	5,170	(2,819)	2,351

Note 2 - Goodwill and Intangible Assets Currency Translation Adjustments

3.  We note you have characterized your correction of amounts previously reported as similar to a reclassification. Please revise your disclosure to clearly describe the nature of the “certain” adjustments made to the financial statements, disclosing if so, that you have restated prior year amounts for a correction of an error. Reference is made to SFAS 154.

Response:

We will amend our March 31, 2006 Form 10-Q to reflect the following:

In connection with the Company adopting the provision of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error
Corrections, in the first quarter of 2006, the Company restated the December 31, 2005 balances of Goodwill, Intangibles and Other Comprehensive (Loss)
Income to correct an error related to foreign currency translation. The Company also restated Other Comprehensive Income for the three months ended
March 31, 2005 to correct an error related to foreign currency translation.

Item 4 - Controls and Procedures

4. Please expand your disclosure to indicate when the material weakness was identified, by whom it was identified and when the material weakness first began.

Response:

We will amend our March 31, 2006 Form 10-Q to reflect the following:

During preparation of our March 31, 2006 Form 10-Q management and our new independent auditors reviewed our historical goodwill and intangible balances. Upon further review it was determined that our historical foreign goodwill and intangibles balances were not correctly translated into United
States Dollars after we had adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combination (“SFAS 141”) on
April 1, 2001. SFAS 141 required us to allocate goodwill and intangibles to our business units that benefited the most from assets acquired in a business combination. Beginning in 2002, we held all goodwill and certain intangible assets related to the acquisition of Canning Ltd. (“Canning intangibles”)
constant at historic currency conversion rates, effectively holding the value of goodwill and Canning intangibles constant at 2002 currency conversion rates consistent. This resulted in an understatement of goodwill and Canning intangibles as of December 31, 2005 and an understatement in Other
Comprehensive Income for the year ended December 31, 2005.

5.  Disclose whether, in light of what the officers now know regarding the existence of a material weakness, they continue to believe that the company’s disclosure controls and procedures were effective as of the end of the periods covered by their reports during which the material weakness existed.

Response:

We will amend our March 31, 2006 Form 10-Q to reflect the following (item 4 in its entirety is presented below):

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the
Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission’s rules and forms.

Our management, with the participation of our Chief Executive Officer and our Senior Vice President, Finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) as of March 31, 2006. Based on that evaluation, our Chief Executive Officer and Senior Vice President, Finance concluded that, as of that date, our disclosure controls and procedures required by paragraph (a) of Exchange Act Rules 13a-15 or 15d-15, were effective, even though we identified an error and a material weaknesses in our internal control over accounting for foreign currency translation in our consolidation reporting process and the preparation of the Statement of Comprehensive
Income described below. The material weakness related to our accounting for foreign currency translation and consequently to the preparation of the
Statement of Comprehensive Income, and did not extend to our entire system of internal control over financial reporting. Accordingly, management believes that our disclosure controls and procedures were effective as of the end of the periods covered by our reports. The error noted was first recognized in April 2006, while management and our new independent auditor were reviewing our financial statements in preparation of our March 31,
2006 Form 10-Q and is further explained below.

A material weakness is a control deficiency, or combination of control deficiencies, that result in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During preparation of our March 31, 2006 Form 10-Q management and our new independent auditors reviewed our historical goodwill and intangible balances. Upon further review it was determined that our historical foreign goodwill and intangibles balances were not correctly translated into United
States Dollars after we had adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combination (“SFAS 141”) on
April 1, 2001. SFAS 141 required us to allocate goodwill and intangibles to our business units that benefited the most from assets acquired in a business combination. Beginning in 2002, we held all goodwill and certain intangible assets related to the acquisition of Canning Ltd. (“Canning intangibles”)
constant at historic currency conversion rates, effectively holding the value of goodwill and Canning intangibles constant at 2002 currency conversion rates consistent. This resulted in an understatement of goodwill and Canning intangibles as of December 31, 2005 and an understatement in Other
Comprehensive Income for the year ended December 31, 2005.

An error was identified related to our accounting for foreign currency translation in our consolidation process and consequently to the preparation of the
Statement of Comprehensive Income. Goodwill and intangible assets denominated in foreign currencies were not translated into United States Dollars at the current period translation rates as required by Statement of Financial Accounting Standards No. 52 Foreign Currency Translation. The error in our accounting for foreign currency translation was corrected by restating our December 31, 2005 balances that were affected by this error. Our management is in the process of remediating this material weakness through the design and implementation of enhanced controls to aid in the correct preparation, review, presentation and disclosures of the foreign currency translations included in our consolidated balance sheet and preparation of the Statement of
Comprehensive Income. Management will monitor, evaluate and test the operating effectiveness of these controls.

In light of the error described above, as of the date of the filing of this Form 10-Q/A, we have adopted remedial measures to address the deficiency in our internal control that gave rise to the understatement of goodwill and intangibles balances as of December 31, 2005 and the understatement of Other
Comprehensive Income for the year ended December 31, 2005. In addition, we have applied compensating procedures and processes as necessary to ensure the accuracy of our financial reporting. Such additional procedures included a comprehensive review of our foreign goodwill and intangible balances and
Other Comprehensive Income, a risk assessment of our accounting policies and procedures and the commencement of discussions with outside professional service firms to perform a review of our accounting policies and procedures. Accordingly, management believes that the consolidated financial statements included in the quarterly report presents fairly, in all material respects, our financial condition, results of operations and cash flows as of, and for, the periods presented.

Other than indicated above, there were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Senior Vice President, Finance, does not expect that our disclosure controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. (end of Item 4 from our Form 10-Q/A).

We believe the error related to our accounting for foreign currency translation is not material, based upon our analysis under Staff Accounting Bulletin
#99, to the December 31, 2005 Balance Sheet and this error did not affect our Consolidated Statement of Earnings for the year ended December 31, 2005.
Further the error did not have an adverse impact on our 2005 impairment test or our Bond Covenants at December 31, 2005.

We plan our filing our Form 10-Q/A upon resolution of items 2 through 5 above, with the Staff of the Securities and Exchange Commission. We appreciate the Staff’s efforts and their prompt and courteous attention to our filings. Please direct any questions you have to me at (720) 479-3062.

Sincerely,

 /s/ Gregory M. Bolingbroke
Senior Vice President, Finance